

January 24, 2013

<u>Via E-Mail</u>

Peter D. Fetzer, Esq.
Foley & Lardner LLP
777 East Wisconsin Avenue
Suite 3800
Milwaukee, Wisconsin  53202

> **RE:** **Pro-Dex, Inc.**
> **Preliminary Proxy Statement filed by AO Partners I, L.P.**
> **AO Partners, LLC, Glenhurst Co., Nicholas J. Swenson, Farnam Street**
> **Partners, L.P., Farnam Street Capital, Inc., Raymond E. Cabillot and**
> **William James Farrell III**
> **Filed on October 10, 2012**
> **File No. 000-14942**

Dear Mr. Fetzer:

We have completed our review of your filings.  We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director